

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14ᵗʰ Floor
New York, NY 10005

May 16, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing a 1/1,000th interest in a share of 6.000% Non-Cumulative Preferred Stock, Series GG of BANK OF AMERICA CORPORATION under the Exchange Act of 1934.

Sincerely,

Ben Sawyer